Exhibit 99.2

INTERIM CONSOLIDATED FINANCIAL
STATEMENTS
(Unaudited)

First Quarter

Ended March 31, 2016

CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 22

CONSOLIDATED INCOME STATEMENT

(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2016	2015
	$	$

OPERATIONS
Revenues (note 2)	52,634	37,210
Cost of sales (note 3)	35,248	29,432

GROSS PROFIT	17,386	7,778

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 4)	3,888	1,064
Administration (note 5)	3,066	2,044
Loss (gain) on disposal of long-term assets	5	(78)
Other expenses	1,024	-
Other revenues (note 7)	(1,112)	(6)

	6,871	3,024

OPERATING EARNINGS	10,515	4,754

Financial expenses (note 8)	67	22
Financial revenues (note 9)	(128)	(239)

EARNINGS BEFORE MINING AND INCOME TAXES	10,576	4,971

MINING AND INCOME TAXES	2,068	339

NET EARNINGS AND TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	8,508	4,632

EARNINGS PER SHARE
Basic	0.15	0.09
Diluted	0.14	0.08

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	58,434	53,543

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	59,927	54,516

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 23

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In thousands of Canadian dollars)

(Unaudited)		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2015	181,712	14,022	(42,132)	153,602

Issue of shares
Exchange of restricted share units for common shares	172	(172)	-	-
Exercise of share options	1,137	(373)	-	764

Share-based compensation	-	391	-	391

Transactions with Richmont Mines shareholders	1,309	(154)	-	1,155

Net earnings and total comprehensive income for the period	-	-	8,508	8,508

BALANCE AT MARCH 31, 2016	183,021	13,868	(33,624)	163,265

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 24

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In thousands of Canadian dollars)

(Unaudited)		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2014	144,535	12,342	(48,920)	107,957

Issue of shares
Common	38,500	-	-	38,500
Exercise of share options	94	(29)	-	65

Common shares issue costs	(2,391)	-	-	(2,391)

Share-based compensation	-	513	-	513

Transactions with Richmont Mines shareholders	36,203	484	-	36,687

Net earnings and total comprehensive income for the period	-	-	4,632	4,632

BALANCE AT MARCH 31, 2015	180,738	12,826	(44,288)	149,276

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 25

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In thousands of Canadian dollars)

	March 31,	December 31,
	2016	2015
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash	61,192	61,028
Receivables	5,858	5,111
Income and mining tax assets	2,006	2,091
Exploration tax credits receivable	2,594	1,965
Inventories (note 10)	9,273	11,285

	80,923	81,480

RESTRICTED DEPOSITS (note 13 a)	831	831

PROPERTY, PLANT AND EQUIPMENT (note 11)	130,442	124,741

TOTAL ASSETS	212,196	207,052

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	20,252	28,907
Income and mining taxes payable	2,606	1,909
Current portion of long-term debt (note 12)	2,697	3,064
Current portion of asset retirement obligations (note 13 b)	257	260
Deferred Share Units Payable (note 6 c)	805	-

	26,617	34,140

LONG-TERM DEBT (note 12)	8,964	7,264

ASSET RETIREMENT OBLIGATIONS (note 13 b)	9,638	9,621

DEFERRED INCOME AND MINING TAX LIABILITIES	3,712	2,425

TOTAL LIABILITIES	48,931	53,450

EQUITY
Share capital (note 14)	183,021	181,712
Contributed surplus	13,868	14,022
Deficit	(33,624)	(42,132)

TOTAL EQUITY	163,265	153,602

TOTAL LIABILITIES AND EQUITY	212,196	207,052

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 26

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2016	2015
	$	$

OPERATING ACTIVITIES
Net earnings for the period	8,508	4,632
Adjustments for:
Depreciation and depletion	9,390	5,216
Income and mining taxes paid	-	(870)
Interest revenues	(128)	(139)
Interest expenses on long-term debt	73	34
Share-based compensation	1,283	496
Accretion expense – asset retirement obligations	17	22
Loss (gain) on disposal of long-term assets	5	(78)
Mining and income taxes	2,068	339

	21,216	9,652

Net change in non-cash working capital items (note 15)	(3,919)	(522)

Cash flows from operating activities	17,297	9,130

INVESTING ACTIVITIES
Guaranteed investment certificate	-	474
Interest received	130	123
Property, plant and equipment – Island Gold Mine	(14,456)	(8,715)
Property, plant and equipment – Beaufor Mine	(1,278)	(141)
Property, plant and equipment – Other	(467)	(369)
Disposition of property, plant and equipment	-	145

Cash flows used in investing activities	(16,071)	(8,483)

FINANCING ACTIVITIES
Payment of royalty payments payable	(1,000)	(1,000)
Payments of asset retirement obligations	(3)	(29)
Issue of common shares	764	38,565
Common shares issue costs	-	(2,391)
Interest paid	(73)	(34)
Payments of finance lease obligations	(750)	(344)

Cash flows from (used in) financing activities	(1,062)	34,767

Net change in cash	164	35,414

Cash, beginning of period	61,028	35,273

Cash, end of period	61,192	70,687

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month periods ended March 31, 2016 and 2015 (in thousands of Canadian dollars)
(Unaudited)

1.	General information and compliance with IFRS

Richmont Mines Inc. (“the Corporation”) is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Revenues

Revenues include revenue from gold sales and silver sales.

3.	Cost of sales

The cost of sales includes the following items:

	Three months ended
	March 31,	March 31,
	2016	2015
	$	$

Operating costs	24,791	23,669
Royalties	1,189	596
Depreciation and depletion	9,268	5,167

	35,248	29,432

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 28

4.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three months ended
	March 31,	March 31,
	2016	2015
	$	$

Beaufor Mine	492	504
Island Gold Mine	3,770	435
Wasamac property	43	18
Other properties	3	8
Project evaluation	200	104

Exploration and project evaluation before depreciation and exploration tax credits	4,508	1,069

Depreciation	9	11
Exploration tax credits, including adjustments[1]	(629)	(16)

	3,888	1,064

[1]	In the first quarter of 2015, the Corporation received the final notice of reassessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for the year 2012. Consequently, the Corporation recorded a $350 reduction of the exploration tax credits.

5.	Administration

The administration expenses include the following items:

	Three months ended
	March 31,	March 31,
	2016	2015
	$	$

Salaries, directors’ fees and related benefits	843	762
Share-based compensation	1,227	461
Consultants and professional fees	401	193
Depreciation	58	38
Miscellaneous	537	590

	3,066	2,044

6.	Share-based compensation

a)	Share option plans

In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 29

The current policy of the Corporation is to set the exercise price of each option granted at the market price at closing of the Corporation’s stock on the Toronto Stock Exchange, on the day prior the day of grant. Vesting is set at one third one year after the grant date, one third on the second anniversary of the grant date, and one third on the third anniversary of the grant date, with expiry of the option five years after the date of grant. In previous years, options vested as above or in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a period of four years, and expiring six years after the date of grant; or options that vested 20% on the grant date and vested cumulatively thereafter on every anniversary date over a period of four years, and expiring five years after the date of grant; or options that vested on August 8, 2016 and expiring five years after the date of grant; or options that vested 100% on the grant date and expiring five years after the date of grant.

A summary of the status of options outstanding under the Corporation’s New Plan at March 31, 2016 and changes during the three-month period then ended, is presented below:

	Three months ended
	March 31, 2016
		Weighted
	Number of	average
	options	exercise price
	(in thousands)	$

Options outstanding, beginning of the period	2,140	3.61
Granted	220	6.09
Exercised	(265)	2.67
Forfeited	(26)	2.34

Options outstanding, end of period	2,069	3.98

Exercisable options, end of period	655	4.18

The following table summarizes information about the options issued under the Corporation’s New Plan at March 31, 2016:

	Options outstanding at			Exercisable options at
	March 31, 2016			March 31, 2016
		Weighted
		average	Weighted		Weighted
Exercise	Number of	remaining	average	Number of	average
price	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$1.08 to $1.29	352	2.7	1.16	100	1.08
$2.19 to $2.34	80	3.4	2.30	20	2.28
$2.51 to $3.31	196	3.3	3.11	73	2.86
$3.73 to $4.36	869	3.7	3.89	251	3.93
$6.09 to $6.57	572	3.2	6.39	211	6.57

	2,069	3.3	3.98	655	4.18

During the three-month period ended March 31, 2016, the Corporation granted 220,000 share options to a director and an officer (205,000 to directors and employees for the three-month period ended March 31, 2015). The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $2.62 ($2.01 for the three-month period ended March 31, 2015).

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 30

The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and vested cumulatively thereafter on every anniversary date over a period of four years. The Corporation ended the Initial Plan in 2012. Outstanding options that were issued under this previous plan, will continue to have the same terms and conditions as when they were initially issued.

A summary of the status of options outstanding under the Corporation’s Initial Plan at March 31, 2016 and changes during the three-month period then ended, is presented below:

	Three months ended
	March 31, 2016
		Weighted
	Number of	average
	options	exercise price
	(in thousands)	$

Options outstanding, beginning and end of the period	60	10.53

Exercisable options, end of period	60	10.53

The following table summarizes information about the options issued under the Corporation’s Initial Plan at March 31, 2016:

	Options outstanding at March 31, 2016			Exercisable options at
				March 31, 2016
Exercise		Weighted
price		average	Weighted		Weighted
	Number	remaining	average	Number	average
	of options	contractual	exercise price	of options	exercise price
	(in thousands)	life (years)	$	(in thousands)	$

$6.86	12	0.2	6.86	12	6.86
$10.87 to $12.03	48	0.6	11.45	48	11.45

	60	0.5	10.53	60	10.53

b)	Restricted share units

The Corporation’s New Plan permits the granting of RSUs. Upon vesting, each RSU is exchanged for one common share of the Corporation. The fair value of each RSU is equal to the fair value of one common share of the Corporation at the date of grant. The fair value is amortized over the vesting period of three years. Two types of RSUs are issued: (1) RSUs that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total period of three years, (2) RSUs that fully vest at the earliest of three years after the grant date or upon the Director leaving the Board.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 31

A summary of the status of RSUs outstanding under the Corporation’s New Plan at March 31, 2016 and changes during the three-month period then ended, is presented below:

	Three months ended
	March 31, 2016
	Number of	Fair Value at
	restricted share	the date of the
	units	grant
	(in thousands)	$

Restricted share units outstanding, beginning of the period	193	3.76
Granted	265	6.32
Released for common shares	(45)	3.75
Forfeited	(3)	3.73

Restricted share units outstanding, end of period	410	5.42

During the three-month period ended March 31, 2016, the Corporation granted 265,180 RSUs to officers and employees at an average fair value of $6.32 (none in the comparable period of 2015).

c)	Deferred share units

In May 2015, the Corporation established a deferred share unit (DSU) plan for directors. The value of an outstanding DSU, on any particular date, is equal to the market value of a common share of the Corporation at such date. DSUs are granted to directors and must be retained until the director leaves the Corporation’s Board of Directors (Board), at which time, the Board elects one or any combination of the following payment methods: (a) issuing common shares from treasury, (b) purchase shares on the market or (c) paying cash. If the Board does not elect for the payment method, the obligation is automatically settled in cash.

DSU’s are initially measured on the grant date at fair value and recognized as an obligation. The obligation is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated income statement. The Corporation values the obligation based on the market price at closing of the Corporation’s stock on the Toronto Stock Exchange.

In the three-month period ended March 31, 2016, the Corporation granted 110,000 DSUs to directors (none in the comparable period of 2015). Compensation expense of $805 was recorded during the three months ended March 31, 2016 (none in 2015) and 110,000 DSUs were outstanding as at March 31, 2016 (none as at December 31, 2015) for which the compensation liability was $805 (none as at December 31, 2015).

d)	Retention awards

In March 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at March 31, 2016, the total amount that could be paid as Retention Awards under these agreements is $1,750 and the liability accrued for to this effect amounts to $1,320 as at March 31, 2016 ($1,234 as at December 31, 2015), which corresponds to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 32

e)	Options outside the Corporation’s plan

In addition, 800,000 inducement options were granted on October 16, 2014 to the incoming CEO. In compliance with TSX rules, these are considered outside of the Corporation’s plan. These options vest in thirds on

December 1st, 2015, and thereafter on December 1st 2016 and 2017, and expire five years after the date of grant. These options have an exercise price of $2.46. As at March 31, 2016, all options are outstanding and 266,666 are exercisable.

7.	Other revenues

Other revenues include, among others, custom milling, revenues from the sale of scrap material and rental revenue.

8.	Financial expenses

The financial expenses consist of the following items:

	Three months ended
	March 31,	March 31,
	2016	2015
	$	$

Accretion expense – asset retirement obligations	17	22
Foreign exchange loss	50	-

	67	22

[1]	The interest on operating mine finance lease obligations is included in operating costs and amounted to $73 for the three-month period ended March 31, 2016 ($34 for the three-month period ended March 31, 2015).

9.	Financial revenues

The financial revenues consist of the following items:

	Three months ended
	March 31,	March 31,
	2016	2015
	$	$

Interest on cash	128	139
Foreign exchange gain	-	100

	128	239

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 33

10.	Inventories

The inventories include the following items:

	March 31,	December 31,
	2016	2015
	$	$
		(Audited)

Precious metals	656	1,313
Ore	3,909	5,328
Supplies	4,708	4,644

	9,273	11,285

During the three-month period ended March 31, 2016, a write-down of inventories of $157 was recognized as an expense (none in the comparable period of 2015).

11.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment	Total
	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2016	5,111	142,882	30,854	53,299	232,146	1,630	1,077	2,707	234,853

Additions	-	8,809	1,015	5,247	15,071	25	-	25	15,096

Disposals and write-off	-	-	-	(22)	(22)	-	-	-	(22)

Balance at March 31, 2016	5,111	151,691	31,869	58,524	247,195	1,655	1,077	2,732	249,927

Depreciation and depletion

Balance at January 1, 2016	1,901	69,499	11,799	25,843	109,042	565	505	1,070	110,112

Depreciation and depletion	211	5,608	1,448	2,057	9,324	28	38	66	9,390

Disposals and write-off	-	-	-	(17)	(17)	-	-	-	(17)

Balance at March 31, 2016	2,112	75,107	13,247	27,883	118,349	593	543	1,136	119,485

Carrying amount at March 31, 2016	2,999	76,584	18,622	30,641	128,846	1,062	534	1,596	130,442

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 34

12.	Long-term debt

Long-term debt includes the following financial liabilities:

	March 31,	December 31,
	2016	2015
	$	$
		(Audited)

Finance lease obligations	8,304	6,057
Contract payment holdbacks	1,500	1,500
Long-term share-based compensation (note 6 d)	1,320	1,234
Closure allowance	537	537
Royalty payments payable	-	1,000

	11,661	10,328

Current portion	2,697	3,064

	8,964	7,264

During the three-month period ended on March 31, 2016, the Corporation acquired mobile equipment at a cost of $2,997 via two financial lease agreements. At the end of these contracts, the Corporation benefits from an option of a lower purchase price. Minimum lease payments amount to $504 for the remainder of 2016, $703 for 2017, $739 for 2018, $777 for 2019 and $82 for 2020.

13.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 35

a)	Restricted deposits and letters of credit

As at March 31, 2016, the Corporation has $117 in restricted deposits with the Quebec government, $714 in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $5,900 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2015). The following table provides the allocation of restricted deposits and letters of credit issued as at March 31, 2016 and December 31, 2015:

	Three month ended
	March 31,	December 31,
	2016	2015
	$	$
		(Audited)

Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	714	708
Beaufor Mine	107	107
Other	10	10

	831	825

Other	-	6

	831	831

Letters of credit[1]
Camflo Mill	2,505	2,505
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	471	471
Monique Mine	948	948
Beaufor Mine	488	488

	5,391	5,391

[1]	Since June 30, 2014, letters of credit have been secured by a first rank movable mortgage for a maximum amount of $6,785, guaranteed by equipment which has a net carrying value of $21,728 as at March 31, 2016 ($14,475 as at March 31, 2015). Prior to that, letters of credit were secured by the guaranteed investment certificate.

b)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at March 31, 2016 and December 31, 2015:

	March 31,	December 31,
	2016	2015
	$	$
		(Audited)

Camflo Mill	4,163	4,154
Island Gold Mine	2,006	2,000
Monique Mine	1,536	1,536
Beaufor Mine	1,345	1,342
Francoeur Mine	845	849
	9,895	9,881

Current portion	257	260

	9,638	9,621

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 36

14.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended
	March 31, 2016
	Number
	of shares	Amount
	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	58,340	181,712

Exercise of stock options	265	1,137

Shares issued in exchange of restricted share units	46	172

Balance, end of period	58,651	183,021

Issue of shares

During the three-month period ended on March 31, 2016, the Corporation issued 264,852 common shares following the exercise of stock options (40,000 during the three-month period ended on March 31, 2015) and received cash proceeds in the amount of $764. Contributed surplus was reduced by $373 which represents the recorded fair value of the exercised stock options. Also, during the three-month period ended on March 31, 2016, the Corporation issued 45,731 common shares following the vesting of restricted share units (none in the comparable period of 2015). Contributed surplus was reduced by $172 which represents the recorded fair value of the restricted share units.

15.	Consolidated statements of cash flows

	Three month ended
	March 31,	March 31,
	2016	2015
	$	$

Net change in non-cash working capital items

Receivables	(749)	(357)
Exploration tax credits receivable	(629)	853
Inventories	2,012	(1,865)
Payables, accruals and provisions	(4,553)	847

	(3,919)	(522)

Supplemental information
Change in payables, accruals and provisions related to property, plant and equipment	(4,102)	(1,831)

16.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 37

There was no difference in 2016 compared to annual financial statements of 2015 on the basis of segmentation or the basis of evaluation of segmented results.

	Three months ended March 31, 2016
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	10,165	42,469	52,634	-	52,634
Cost of sales	8,797	26,451	35,248	-	35,248

Gross profit	1,368	16,018	17,386	-	17,386

Exploration and project evaluation	498	3,770	4,268	(380)	3,888
Administration	-	-	-	3,066	3,066
Loss (gain) on disposal of long-term assets	-	5	5	-	5
Other expenses	1,024	-	1,024	-	1,024
Other revenues	(1,111)	(1)	(1,112)	-	(1,112)

	411	3,774	4,185	2,686	6,871

Operating earnings (loss)	957	12,244	13,201	(2,686)	10,515

Financial expenses	11	6	17	50	67
Financial revenues	-	-	-	(128)	(128)

Earnings (loss) before taxes	946	12,238	13,184	(2,608)	10,576

Addition to property, plant and equipment	1,720	14,456	16,176	25	16,201

	March 31, 2016
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	8,458	20,548	29,006	51,917	80,923
Restricted deposits	107	714	821	10	831
Property, plant and equipment	8,258	120,235	128,493	1,949	130,442

Total assets	16,823	141,497	158,320	53,876	212,196

Current liabilities	5,218	16,110	21,328	5,289	26,617
Long-term debt	1,537	6,107	7,644	1,320	8,964
Asset retirement obligations	6,833	2,006	8,839	799	9,638
Deferred income and mining tax liabilities	-	-	-	3,712	3,712

Total liabilities	13,588	24,223	37,811	11,120	48,931

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 38

	Three months ended March 31, 2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	23,772	13,438	37,210	-	37,210
Cost of sales	13,775	15,657	29,432	-	29,432

Gross profit	9,997	(2,219)	7,778	-	7,778

Exploration and project evaluation	504	435	939	125	1,064
Administration	-	-	-	2,044	2,044
Loss (gain) on disposal of long-term assets	(108)	11	(97)	19	(78)
Other revenues	(2)	(4)	(6)	-	(6)

	394	442	836	2,188	3,024

Operating earnings (loss)	9,603	(2,661)	6,942	(2,188)	4,754

Financial expenses	14	8	22	-	22
Financial revenues	-	-	-	(239)	(239)

Earnings (loss) before taxes	9,589	(2,669)	6,920	(1,949)	4,971

Addition to property, plant and equipment	510	8,715	9,225	-	9,225

	December 31, 2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	9,284	10,211	19,495	61,985	81,480
Restricted deposits	107	714	821	10	831
Property, plant and equipment	7,548	115,202	122,750	1,991	124,741

Total assets	16,939	126,127	143,066	63,986	207,052

Current liabilities	6,315	22,071	28,386	5,754	34,140
Long-term debt	1,537	4,493	6,030	1,234	7,264
Asset retirement obligations	6,822	2,000	8,822	799	9,621
Deferred income and mining tax liabilities	-	-	-	2,425	2,425

Total liabilities	14,674	28,564	43,238	10,212	53,450

17.	Approval of Financial Statements

The interim consolidated financial statements for the period ending March 31, 2016 were approved for publication by the Board of Directors on May 11, 2016.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 39

www.richmont-mines.com